SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File
Number 1-5491

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rowan Companies, Inc.
2800 Post Oak Boulevard, Suite 5450
Houston, Texas 77056-6127

REQUIRED INFORMATION

The Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for and as of the fiscal year and fiscal year-ends reflected therein, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan, Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

By: Rowan Companies, Inc. Savings
And Investment Plan
Administrative Committee:

/s/	JOHN R. COLLINS	June 29, 2005
John R. Collins

/s/	R. G. CROYLE	June 29, 2005
R. G. Croyle

/s/	MARK H. HAY	June 29, 2005
Mark H. Hay

/s/	D. F. MCNEASE	June 29, 2005
D. F. McNease

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits - December 31, 2004 and 2003	3

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2004 and 2003	4

Notes to Financial Statements - December 31, 2004 and 2003	5

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	10

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11

EXHIBIT 23.2 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McConnell & Jones LLP

Houston, Texas
June 22, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Rowan Companies, Inc. Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Houston, Texas
June 25, 2004

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:
Investments, at fair value:
Plan interest in Master Trust (1)	$73,459,479	$61,780,902

Receivables:
Employee contributions receivable	585,118	642,921
Employer contributions receivable	197,403	219,766

Total receivables	782,521	862,687

TOTAL ASSETS	74,242,000	62,643,589

NET ASSETS AVAILABLE FOR BENEFITS	$74,242,000	$62,643,589

(1) Represents 5% or more of net assets available for benefits

See Notes to Financial Statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$7,638,637	$7,348,403
Employer	2,394,621	2,413,074

Total contributions	10,033,258	9,761,477

Plan interest in Master Trust net investment gain	5,707,479	8,557,188

TOTAL ADDITIONS	15,740,737	18,318,665

DEDUCTIONS:
Deductions from net assets attributed to:
Employee withdrawals	4,135,875	2,815,390
Other	6,451	-

TOTAL DEDUCTIONS	4,142,326	2,815,390

NET INCREASE	11,598,411	15,503,275

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	62,643,589	47,140,314

End of year	$74,242,000	$62,643,589

See Notes to Financial Statements.

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1.	PLAN DESCRIPTION

The following brief description of the Rowan Companies, Inc. Savings and Investment Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan agreement for more complete information.

General - The Plan is a defined contribution, individual account 401(k) plan covering substantially all drilling and aviation employees of Rowan Companies, Inc. and its subsidiaries (“Rowan”).

Participation - Employees are eligible to enter the Plan on the January 1 or July 1 immediately following the completion of 1,000 hours of service in the 12-month period beginning on the employee’s date of hire and ending on the anniversary of such date.

Funding - During the first half of 2003, participants could make contributions to the Plan of up to 20% of their regular compensation on a before-tax basis. Effective June 27, 2003, the limit was increased to 60%. Rowan makes a matching contribution equal to 50% of the first 6% of the participant’s contribution. Participants who attain the age of 50 before the end of the Plan year may make additional before-tax contributions to the Plan ($2,000 for 2003 and $3,000 for 2004).

Investment Options - The assets of the Plan are held in the Master Trust for Rowan Companies and Affiliates Defined Contribution Plans (the “Master Trust”) and managed by Fidelity Management Trust Company, the Trustee of the Plan (the “Trustee”). Plan participants direct the investment of their accounts among the Plan’s investment options and may, at their sole discretion, transfer amounts between such options, including the Rowan Companies Unitized Stock Fund, at any time.

Expenses - Participants’ accounts are charged with investment advisory and other fees by the Trustee. Other expenses of administering the Plan and Master Trust are borne by the Plan or by Rowan, at its discretion.

Vesting Provisions - Participants are 100% vested at all times in their own contributions, plus any earnings accrued thereon, and achieve 100% vesting in employer matching contributions, plus any earnings thereon, after three years or more of qualified service.

Participants at age 60 are entitled to 100% of all contributions, plus any earnings accrued thereon. Upon death or permanent disability, a participant, or his beneficiary, will be entitled to 100% of all contributions, plus any earnings accrued thereon.

Distributions - Participants can obtain lump-sum or installment distributions of vested balances upon termination of employment, retirement, disability or death. Participants may be permitted to withdraw their before-tax account upon attainment of age 59 ½ or hardship in accordance with the terms of the Plan. At December 31, 2004 and 2003, Plan assets included approximately $10,000 and $6,000, respectively, of distributions payable to former Plan participants.

Forfeitures - Upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses otherwise payable by Rowan. During 2004 and 2003, Rowan utilized approximately $34,000 and $36,000, respectively, of employee forfeitures for employer contributions and Plan administrative expenses. At December 31, 2004 and 2003, Plan assets included approximately $3,000 and $18,000, respectively, of nonvested forfeited accounts.

Plan Termination - Although it has not expressed any intention to do so, Rowan may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, each participant shall be entitled to 100% of all contributions, plus any earnings accrued thereon, as of the date of termination.

Party-in-Interest Transactions - The investment by the Trustee of Plan contributions into mutual funds managed by an affiliate of the Trustee are party-in-interest transactions, and the related management fees are deducted from investment earnings. Rowan is also a party-in-interest.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The net increase (decrease) in fair value of investments consists of the net change in unrealized gains (losses) in fair values and realized gains (losses) upon the sale of investment securities. The net change in unrealized gains (losses) and realized gains (losses) upon sale are determined using fair values as of the beginning of the year or the purchase price if acquired during the year.

Payment of Benefits - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications have been made to the prior year’s financial statements to conform to the current year presentation.

3.	RISKS AND UNCERTAINTIES

The Plan provides for various investments in common stock and registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4.  INVESTMENT IN MASTER TRUST

The Master Trust for Rowan Companies and Affiliates Defined Contribution Plans commingles, for investment and administrative purposes, Plan assets with those of another plan sponsored by a Rowan subsidiary. The Trustee maintains supporting records for the purpose of allocating investment gains or losses to the participating plans. The investment accounts of the Master Trust are valued at fair value at the end of each trading day based upon quoted market prices. Net investment gains or losses for each day are allocated by the Trustee to each participating plan based on the plans’ relative interest in the investment units of the Master Trust. At December 31, 2004 and 2003, the Master Trust held the following investments:

	2004		2003

	Amount	%	Amount	%
Investments - at fair value:
Rowan Companies Unitized Stock Fund	$11,602,694	10%	$11,496,640	12%
Registered investment companies	102,612,923	90%	88,186,957	88%

Total investments	$114,215,617	100%	$99,683,597	100%

Investment income for the Master Trust for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003

Investment income:
Increase in fair value of investments:
Rowan Companies Unitized Stock Fund	$1,771,033	$692,610
Registered investment companies	3,857,504	10,294,426
Interest and dividends	2,664,054	1,832,410

Net investment income	$8,292,591	$12,819,446

The Plan’s interest in the Master Trust’s total investment units was approximately 64% at December 31, 2004 and 62% at December 31, 2003, with the balance attributed to the other Rowan-sponsored plan.

5.  TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed Rowan by a letter dated April 23, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The determination is applicable for Plan amendments executed and/or dated through June 19, 2003. The Plan has been amended since that date; however, the Plan administrator and Rowan believe that the Plan continues to be operated in compliance with the applicable requirements of the IRC.

6.  PARTIAL PLAN TERMINATION

In December 2004 Rowan sold the stock of a wholly owned subsidiary which resulted in a partial termination for the Plan. As a result of the partial termination, all participants of the subsidiary became fully vested and entitled to a distribution.

SUPPLEMENTAL SCHEDULE

ROWAN COMPANIES, INC. SAVINGS AND INVESTMENT PLAN

EIN: 75-0759420 PN: 003

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2004

[a]	[b]	[c]	[d]	[e]

Description of Investment including
Party-in-	Identity of Issue, Borrower, Lessor or	Maturity Date, Rate of Interest, Collateral,
interest	Similar Party	Par or Maturity Value	Cost	Current Value

*	Plan interest in Master Trust	Master Trust	**	$ 73,459,479

		Total		$ 73,459,479

        * A party-in-interest to the Plan
        ** Cost not required for participant directed investments